Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruby Tuesday, Inc.:

We consent to the use of our reports dated August 6, 2012, except as to notes 1 and 16, which are as of February 7, 2013, with respect to the consolidated balance sheets of Ruby Tuesday, Inc. as of June 5, 2012 and May 31, 2011, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 5, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 5, 2012, which reports are incorporated by reference in Amendment No. 1 to the registration statement on Form S-4 (File No. 333-186506).

/s/ KPMG LLP

Knoxville, Tennessee

March 15, 2013